                             UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C.  20549

                              SCHEDULE 13D
                Under the Securities Exchange Act of 1934
                         (Amendment No. __1___)*

                        WESTMORELAND COAL COMPANY
-------------------------------------------------------------------------------
                            (Name of Issuer)

                 Common Stock, par value $2.50 per share
-------------------------------------------------------------------------------
                     (Title of Class of Securities)

                                960878106
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                              (CUSIP Number)

                               Nelson Obus
                        Wynnefield Capital, Inc.
                       One Penn Plaza, Suite 4720
                       New York, New York  10119
                             (212) 760-0134

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              (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)

                              July 13, 2000
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                  (Date of Event Which Requires Filing
                             of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f), 240.13d-1(g) check the following box. / /

        NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
Section 240.13d-7 for the parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           CUSIP NUMBER 960878106

(1)   Name of Reporting Persons.                Wynnefield Partners Small Cap Value, L.P.

      I.R.S. Identification
      Nos. of Above Persons (entities only)                                           N/A

(2)   Check the Appropriate Box if a                                                (a) /x/
      Member of a Group (see instructions)                                          (b) / /
(3)   SEC Use Only

(4)   Source of Funds (see instructions)                                               WC

(5)   Check if Disclosure of Legal                                                    / /
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization                                       Delaware

      Number of Shares            (7)   Sole Voting                               307,647
                                        Power
      Beneficially
                                  (8)   Shared Voting                             559,119
      Owned by Each                     Power

      Reporting Person            (9)   Sole Dispositive                          307,647
                                        Power
        with:
                                  (10)  Shared Dispositive                        559,119
                                        Power

(11)  Aggregate Amount Beneficially Owned                                         866,766
      by Each Reporting Person

(12)  Check if the Aggregate Amount in                                             / /
      Row (11) Excludes Certain Shares (see instructions)

(13)  Percent of Class Represented by                                               12.1%
      Amount in Row (11)

(14)  Type of Reporting Person (see instructions)                                      PN


                           CUSIP NUMBER 960878106

(1)   Name of Reporting Persons               Wynnefield Partners Small Cap Value, L.P. I
      I.R.S. Identification
      Nos. of Above Persons (entities only)

(2)   Check the Appropriate Box if a                                              (a) /x/
      Member of a Group*                                                          (b) / /

(3)   SEC Use Only

(4)   Source of Funds (see instructions)                                               WC

(5)   Check if Disclosure of Legal                                                    / /
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization                                       Delaware

      Number of Shares            (7)   Sole Voting                               397,001
                                        Power
      Beneficially
                                  (8)   Shared Voting                             469,765
      Owned by Each                     Power

      Reporting Person            (9)   Sole Dispositive                          397,001
                                        Power
        with:
                                  (10)  Shared Dispositive                        469,765
                                        Power

(11)  Aggregate Amount Beneficially Owned                                         866,766
      by Each Reporting Person

(12)  Check if the Aggregate Amount in                                                / /
      Row (11) Excludes Certain Shares (see instructions)

(13)  Percent of Class Represented by                                               12.1%
      Amount in Row (11)

(14)  Type of Reporting Person (see instructions)                                      PN


                           CUSIP NUMBER 960878106

(1)   Name of Reporting Persons            Wynnefield Small Cap Value Offshore Fund, Ltd.
      I.R.S. Identification
      Nos. of Above Persons (entities only)

(2)   Check the Appropriate Box if a                                              (a) /x/
      Member of a Group*                                                          (b) / /

(3)   SEC Use Only

(4)   Source of Funds (see instructions)                                               WC

(5)   Check if Disclosure of Legal                                                    / /
      Proceedings is Required Pursuant
      to Items 2(d) or 2(e)

(6)   Citizenship or Place of Organization                                 Cayman Islands

      Number of Shares            (7)   Sole Voting                               162,118
                                        Power
      Beneficially
                                  (8)   Shared Voting                             704,648
      Owned by Each                     Power

      Reporting Person            (9)   Sole Dispositive                          162,118
                                        Power
        with:
                                  (10)  Shared Dispositive                        704,648
                                        Power

(11)  Aggregate Amount Beneficially Owned                                         866,766
      by Each Reporting Person

(12)  Check if the Aggregate Amount in                                                / /
      Row (11) Excludes Certain Shares (see instructions)

(13)  Percent of Class Represented by                                               12.1%
      Amount in Row (11)

(14)  Type of Reporting Person (see instructions)                                      PN

                                 SCHEDULE 13D
                         Filed Pursuant to Rule 13d-2


                           INTRODUCTORY STATEMENT

       This statement amends the Schedule 13D previously filed jointly by the Reporting Persons on May 26, 2000. Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Schedule 13D.

ITEM 1.    SECURITY AND ISSUER.

       The response to Item 1 is hereby amended and restated, in its entirety, to read as follows:

       This Statement on Schedule 13D ("Statement") relates to common stock, $2.50 par value (the "Common Stock"), of WESTMORELAND COAL COMPANY, a Delaware corporation ("Issuer"). The principal executive offices of the Issuer are located at 2 North Cascade Avenue, 14th Floor, Colorado Springs, Colorado 80903. This Statement replaces in its entirety the Statement on
Schedule 13D filed by the "Reporting Persons" on May 26, 2000. Included as shares of Common Stock, unless specifically noted otherwise, are the equivalent number of common shares into which Depository Shares of Series A Convertible Exchangeable Preferred Stock of the Issuer, $1.00 par value per Preferred Share, are convertible. Each Depository Share is convertible into approximately 1.7078 shares of Common Stock. The percentage of Common Stock owned has been calculated by dividing: (1) the number of shares of Common Stock thus calculated by (2) the number of outstanding shares of Common Stock as shown on the issuer's most recent Form 10-Q, plus the number of Common Stock shares into which Depository Shares owned by the Reporting Persons are convertible.

        The aggregate number of shares beneficially owned by the members of the Group identified in this filing is 866,766 or 12.1% of the common stock calculated as described above (7,191,429 shares).

ITEM 2.    IDENTITY AND BACKGROUND.

           Not Amended.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The response to Item 3 is hereby amended and restated, in its entirety, to read as follows:

           The source of the funds used by each of the Reporting Persons to purchase the reported securities was working capital.

           Wynnefield acquired: 1) 253, 353 shares of Common Stock from
           August 18, 1995 through March 1, 2000 on the open market at prices ranging from $.54 to $4.44, 2) 2,200 Depository Shares on the open market on April 14, 2000 at $15.80 per share, 3) 7,500 shares of Common Stock on the open market on July 17, 2000 at $3.29 per share, and 4) 25,200 Depository Shares from June 12, 2000 through July 17, 2000 on the open market at prices ranging from $16.56 to $17.91 per share.

           Wynnefield I acquired:  1) 334,647 shares of Common Stock from
           March 9, 1998 through March 1, 2000 on the open market at prices ranging from $1.54 to $3.75, 2) 2,600 Depository Shares on the open market on April 14, 2000 at $15.80 per share, 3) 8,900 shares of Common Stock on the open market on July 17, 2000 at $3.29 per share, and 4) 28,700 Depository Shares from June 12, 2000 through
           July 17, 2000 on the open market at prices ranging from $16.80 to $17.91 per share.

           Wynnefield Offshore acquired: 1) 137,000 shares of Common Stock from April 8, 1997 through March 1, 2000 on the open market at prices ranging from $.54 to $3.47, 2) 1,200 Depository Shares on the open market on April 14, 2000 at $15.80 per share, 3) 3,600 shares of Common Stock on the open market on July 17, 2000 at $3.29 per share, and 4) 11,400 Depository Shares from June 12, 2000 through
           July 17, 2000 on the open market at prices ranging from $16.80 to $17.91 per share.


ITEM 4.    PURPOSE OF TRANSACTION.

           Not Amended.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           The response to Item 5 is hereby amended and restated, in its entirety, to read as follows:

           (a) The following table provides the aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons on July 18, 2000 (based on 7,069,663 shares of Common Stock outstanding as reported on the Issuer's Form 10-Q for the period ended March 31, 2000). For purposes of calculating the number of voting shares and the total percentages listed below, each is calculated as if each Reporting Person has converted all convertible securities held by such Reporting Person into Common Stock as described in Item 1 of this Statement, subject to the total number of shares of Common Stock authorized under the Issuer's Certificate of Incorporation.


                  WYNNEFIELD        WYNNEFIELD I        WYNNEFIELD        TOTAL
                  ----------        ------------        OFFSHORE          -----
                                                        ----------
COMMON STOCK       260,853             343,547            140,600         745,000

DEPOSITORY SHARES   27,400              31,300             12,600          71,300

DEPOSITORY SHARES   46,794              53,454             21,518         121,766


AS CONVERTED*

PERCENTAGE**          4.3%                5.6%               2.3%           12.1%

                  * As converted into Common Stock at a conversion ratio of
                  1.7078 shares of Common Stock for each Depository Share.

                  ** Common Stock beneficially owned as a percent of
                  (i) 7,069,663 shares of Common Stock, plus (ii) the number of shares of Common Stock into which Depository Shares held by that entity are convertible, resulting in denominators of 7,116,457; 7,123,117; 7,091,181 and, 7,191,429 respectively.

                    CONTROLLING PERSONS

                    Each of WCM, Obus and Landes may be deemed to be the beneficial owner of the reported securities beneficially owned by Wynnefield.

                    Each of WCM, Obus and Landes may be deemed to be the beneficial owner of the reported securities beneficially owned by Wynnefield I .

                    Each of Capital, Obus and Landes may be deemed to be the beneficial owners of the securities owned by Wynnefield Offshore.

           (b)      REPORTING PERSONS

                    Each of the Reporting Persons has the sole power to vote or direct the vote and to dispose or direct the disposition of the reported securities it holds.

                    The Reporting Persons have acquired an aggregate of 20,000 shares of Common Stock and 65,300 Depository Shares of the Issuer on the open market within the last 60 days.

           (c)      Not applicable.

           (d)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Not Amended.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Not Amended.

After reasonable inquiry, and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: July 26, 2000

                                      WYNNEFIELD PARTNERS SMALL CAP VALUE, LP

                                      By:   Wynnefield Capital Management, LLC,
                                            its general partner

                                            By:  /s/ Nelson Obus

                                            Name:  Nelson Obus
                                            Title: Managing Member

                                      WYNNEFIELD PARTNERS SMALL CAP VALUE, LP I

                                      By:   Wynnefield Capital Management, LLC,
                                            its general partner

                                            By:  /s/ Nelson Obus

                                            Name:  Nelson Obus
                                            Title: Managing Member

                                      WYNNEFIELD SMALL CAP VALUE OFFSHORE
                                      FUND, LTD.

                                      By:   Wynnefield Capital, Inc.
                                            its general  partner

                                            By:   /s/ Nelson Obus

                                            Name:  Nelson Obus
                                            Title: President